Exhibit 99.5

A copy of this preliminary short form base shelf prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada other than Quebec but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form base shelf prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form base shelf prospectus is obtained from the securities regulatory authorities.

This short form prospectus is referred to as a short form base shelf prospectus and has been filed under legislation in each of the provinces and territories of Canada other than Quebec that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Goldshore Resources Inc. at 450 Commerce Place, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, telephone (604) 687-1224, and are also available electronically at www.sedarplus.ca.

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	May 13, 2025

$150,000,000

Common Shares
Warrants
Subscription Receipts
Units

Goldshore Resources Inc. (the “Company”, “we” or “us”) may offer and sell from time to time the following securities: (a) common shares in the authorized share structure of the Company (the “Common Shares”); (b) warrants exercisable to acquire Common Shares and/or other securities of the Company (“Warrants”); (c) subscription receipts of the Company exchangeable for Common Shares and/or other securities of the Company (“Subscription Receipts”); and (d) securities comprised of more than one of Common Shares, Warrants and/or Subscription Receipts offered together as a unit (“Units” and collectively, the “Securities”), or a combination thereof, in one or more series or issuances up to an aggregate total offering of $150,000,000 (or the equivalent thereof in other currencies) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, remains effective.

Certain securityholders of the Company (each a “Selling Securityholder” and, together, the “Selling Securityholders”) may also offer Securities from time to time pursuant to this Prospectus. See “Selling Securityholders”.

The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”).

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Owning Securities may subject you to tax consequences. Such tax consequences are not described in this Prospectus and may not be fully described in any applicable Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular Offering and consult your own tax advisor with respect to your own particular circumstances.

A CANADIAN SECURITIES REGULATOR HAS NOT APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

All applicable information permitted under applicable laws to be omitted from this Prospectus that has been omitted will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to this Prospectus.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities and the Selling Securityholders may offer and sell Securities to, or through, underwriters or dealers and may also offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, or by the Selling Securityholders in connection with the offering and sale of Securities, and will set forth the terms of the offering of such Securities, including the method of distribution, the proceeds to the Company and/or the Selling Securityholders and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms relating to the offering of such Securities.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers or agents may, subject to applicable law, over-allot or effect transactions which are intended to stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriter’s, dealer’s or agent’s over-allocation position acquires those Securities under this Prospectus, as supplemented by any Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

The outstanding Common Shares are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “GSHR”, on the Börse Frankfurt (Frankfurt Stock Exchange) (the “Frankfurt Exchange”) under the symbol “8X00” and on the OTCQB® Venture Market by OTC Markets Group (the “OTCQB”) under the symbol “GSHRF”. On May 12, 2025, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV was $0.33, on the Frankfurt Exchange was €0.22 and on the OTCQB was US$0.234. Unless otherwise specified in an applicable Prospectus Supplement, the Warrants, the Subscription Receipts and Units will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Warrants, Subscription Receipts and Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the

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pricing of the Warrants, Subscription Receipts and Units in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

The Company’s head office is located at 450 Commerce Place, 400 Burrard Street, Vancouver, British Columbia, V6E 3A6 and its registered office is located at 15th Floor, 1111 West Hastings Street Vancouver, BC V6E 2J3 Canada.

Investing in the Securities involves significant risks. Prospective purchasers of the Securities should carefully consider the risk factors described under the heading “Risk Factors” and elsewhere in this Prospectus, in documents incorporated by reference in this Prospectus and in the applicable Prospectus Supplement with respect to a particular offering of Securities.

No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Brett Richards and David Stone, both directors of the Company, reside outside of Canada. Messrs. Richards and Stone have each appointed DuMoulin Black LLP, 15th Floor, 1111 West Hastings Street, Vancouver, British Columbia, V6E 2J3, as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

All dollar amounts in this Prospectus are in Canadian dollars, unless otherwise indicated. See “Financial Information”.

Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Company has not authorized anyone to provide readers with different information. The Company is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. Readers should not assume that the information contained in this Prospectus and any applicable Prospectus Supplement is accurate as of any date other than the date on the front of such documents, regardless of the time of delivery of this Prospectus and any applicable Prospectus Supplement or of any sale of the Securities. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Company’s website should not be deemed to be a part of this Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.

References to “the Company”, “we” or “us” include direct and indirect subsidiaries of the Company, where applicable.

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TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	1
FINANCIAL INFORMATION	3
DOCUMENTS INCORPORATED BY REFERENCE	3
THE COMPANY	5
CONSOLIDATED CAPITALIZATION	5
USE OF PROCEEDS	5
PLAN OF DISTRIBUTION	6
SELLING SECURITYHOLDERS	7
DESCRIPTION OF SECURITIES	7
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS	11
PRIOR SALES	11
MARKET FOR SECURITIES	11
RISK FACTORS	12
INTERESTS OF EXPERTS	14
AUDITORS, TRANSFER AGENT AND REGISTRAR	15
LEGAL MATTERS	15
STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION	15
CERTIFICATE OF THE COMPANY	17

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, including the documents incorporated by reference herein, contain “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, business operations and financial performance and condition.

Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “planned”, “expect”, “project”, “predict”, “potential”, “estimate”, “targeting”, “intends”, “believe” and similar expressions, or describes a “goal”, or variation of such words and phrases or states that certain actions, events or results “may”, “should”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements herein include, but are not limited to, statements with respect to the Company’s expectations, strategies and plans for the Moss Gold Project (as defined below), including, but not limited to, the Company’s current planned exploration, development and permitting activities at the Moss Gold Project; mineral resource estimates; timing of technical reports; results of economic studies on the Moss Gold Project; the future issuance of Securities and the terms, conditions and amount thereof; the creation and content of any future Prospectus Supplements; the Company’s use of proceeds from the sale of Securities; the plan of distribution during the 25-month period that this Prospectus remains valid; compensation payable to underwriters, dealers or agents in connection with the sale of Securities; the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions; the timing, receipt and maintenance of approvals, licences and permits from any federal, national, provincial, territorial, municipal or other government, any political subdivision thereof, and any ministry, sub-ministry, agency or sub-agency, court, board, bureau, office, or department, including any government-owned entity, having jurisdiction over the Company or its assets; and future financial or operating performance and condition of the Company and its business, operations and properties.

Forward-looking statements are not guarantees of future performance and are based upon a number of estimates and assumptions of management and considered reasonable at the time such information is provided. Such estimates and assumptions may include, but are not limited to: favourable equity and debt capital markets; the ability to raise any necessary capital on reasonable terms to advance the development of the Moss Gold Project and pursue planned exploration and development operations; expectations about the ability to acquire resources and/or reserves through acquisition and/or development; future prices of gold and other metals; the timing and results of exploration and drilling programs; the accuracy of budgeted exploration and development costs and expenditures; timing of technical reports; results of economic studies; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable, including whereby the Company is able to operate in a safe, efficient and effective manner; political and regulatory stability; the receipt of governmental and third party approvals, licences and permits on favourable terms; positive obtaining required renewals for existing approvals, licences and permits and obtaining all other required approvals, licences and permits on favourable terms; need for cooperation with local Indigenous peoples; sustained labour stability; stability in financial and capital goods markets; the absence of any material adverse effects arising as a result of terrorism, sabotage, natural disasters, public health concerns, equipment failures or adverse changes in government legislation or the socio-economic conditions in Ontario and the surrounding area with respect to the Moss Gold Project and operations; and the availability of drilling and other mining equipment, energy and supplies. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation:

general business, social, economic, political, regulatory and competitive uncertainties; differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modelling and the subjective and interpretative nature of the geological modelling process; the speculative nature of mineral exploration and development, including the risk of diminishing quantities or grades of mineralization; fluctuations in the spot and forward price of gold; a failure to achieve commercial viability, despite an acceptable gold price, or the presence of cost overruns which render the Moss Gold Project uneconomic; geological, hydrological and climatic events which may adversely affect infrastructure, operations and development plans, and the inability to effectively mitigate or predict with certainty the occurrence of such events; the Company’s limited operating history; credit and liquidity risks associated with the Company’s financing activities, including constraints on the Company’s ability to raise and expend funds; delays in the performance of the obligations of the Company’s contractors and consultants, the receipt of governmental and third party approvals, licences and permits in a timely manner or to complete and successfully operate mining and processing components; the Company’s failure to accurately model and budget future capital and operating costs associated with the further development and operation of the Moss Gold Project; adverse fluctuations in the market prices and availability of commodities and equipment affecting the Company’s business and operations; title defects to the Company’s mineral properties; the Company’s management being unable to successfully apply their skills and experience to attract and retain highly skilled personnel; the cyclical nature of the mining industry and increasing prices and competition for resources and personnel during mining cycle peaks; the Company’s failure to comply with laws and regulations or other regulatory requirements; the Company’s failure to comply with existing approvals, licences and permits, and the Company’s inability to renew existing approvals, licences and permits or obtain required new approvals, licences and permits on timelines required to support development plans; the risks related to equipment shortages, road and water access restrictions and inadequate infrastructure; the Company’s failure to comply with environmental regulations, the tendency of such regulations to become more strict over time, and the costs associated with maintaining and monitoring compliance with such regulations; the adverse influence of third party stakeholders including social and environmental non-governmental organizations; the Company’s operations or development projects may be impeded due to opposition by Indigenous peoples; risks related to natural disasters, terrorism, civil unrest, public health concerns and other geopolitical uncertainties; the adverse impact of competitive conditions in the mineral exploration business; the Company’s failure to maintain satisfactory labour relations and the risk of labour disruptions or changes in legislation relating to labour; changes in national and local government legislation, taxation, controls, regulations and other political or economic developments in the jurisdictions in which the Company operates; limits of insurance coverage and uninsurable risk; the adverse effect of currency fluctuations on the Company’s financial performance; difficulties associated with enforcing judgments against directors residing outside of Canada; conflicts of interest; reduction in the price of Common Shares as a result of sales of Common Shares by existing shareholders; the dilutive effect of future acquisitions or financing activities and the failure of future acquisitions to deliver the benefits anticipated; trading and volatility risks associated with equity securities and equity markets in general; the Company’s not paying dividends in the foreseeable future or ever; failure of the Company’s information technology systems or the security measures protecting such systems; the costs associated with legal proceedings should the Company become the subject of litigation or regulatory proceedings; costs associated with complying with public company regulatory reporting requirements; other risks involved in the exploration and development business generally, including, without limitation, environmental risks and hazards, cave-ins, flooding, rock bursts and other acts of God or natural disasters or unfavourable operating conditions; and those risk factors discussed or referred to in this Prospectus, in any applicable Prospectus Supplement and in the Company’s then-current annual information form, annual management’s discussion and analysis and interim management’s discussion and analysis, which readers are advised to carefully review and consider. Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended. See “Risk Factors” for a discussion of certain factors investors should carefully consider before deciding to invest in the Common Shares.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein is made as of the date of this Prospectus and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory authorities, which can be viewed online under the Company’s profiled at SEDAR+ at www.sedarplus.ca.

FINANCIAL INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are reported in Canadian dollars.

All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated. References to “US$” are to United States dollars and references to “€” are to the Euro.

The following table reflects the low and high rates of exchange for one U.S. dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the daily exchange rates for 2023 and 2024.

		Years Ended December 31,
	January 1, 2025 to May 12, 2025	2024	2023
Low for the period	$1.3783	$1.3316	$1.3128
High for the period	$1.4603	$1.4416	$1.3875
Rate at the end of the period	$1.3998	$1.4389	$1.3226
Average	$1.4225	$1.3698	$1.3497

The following table reflects the low and high rates of exchange for one Euro, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the daily exchange rates for 2023 and 2024.

		Years Ended December 31,
	January 1, 2025 to May 12, 2025	2024	2023
Low for the period	$1.4714	$1.4490	$1.4211
High for the period	$1.5911	$1.5141	$1.5053
Rate at the end of the period	$1.5540	$1.4818	$1.4626
Average	$1.5291	$1.4928	$1.4596

On May 12, 2025, the indicative rate of exchange for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.3998 or $1.00 = US$0.7144, and the indicative rate of exchange for the Euro in terms of Canadian dollars, as quoted by the Bank of Canada, was €1.00 = $1.5540 or $1.00 = €0.6435.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 450 Commerce Place, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6 (telephone: (604) 687-1224). Copies of these documents are also available on SEDAR+, which can be accessed at www.sedarplus.ca under the Company’s profile. Our filings through SEDAR+ are not incorporated by reference in this Prospectus except as specifically set forth herein.

As at the date of this Prospectus, the following documents, filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada other than Quebec, are specifically incorporated by reference into, and form an integral part of, this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, as further described below:

(a)	the annual information form of the Company dated April 28, 2025 for the year ended December 31, 2024 (the “AIF”);

(b)	the audited consolidated financial statements of the Company for the year ended December 31, 2024 and the nine-month period ended December 31, 2023, together with the notes thereto and the auditor’s report thereon;

(c)	the management’s discussion and analysis for the year ended December 31, 2024 and the nine-month period ended December 31, 2023; and

(d)	the management information circular of the Company dated December 8, 2023 and filed on January 2, 2024 prepared in connection with the annual general and special meeting of shareholders of the Company held on January 23, 2024.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus Distributions filed by the Company with a securities commission or similar regulatory authority in any province or territory of Canada subsequent to the date of this Prospectus and prior to the expiry of this Prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus, except in cases where an exemption from such delivery requirements is available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements) pertaining to a distribution of Securities will be filed under the Company’s profile on SEDAR+ at www.sedarplus.ca. In the event that such marketing materials are filed subsequent to the date of filing of the applicable Prospectus Supplement pertaining to the distribution of the Securities to which such marketing materials relates and prior to the termination of such distribution, such filed versions of the marketing materials will be deemed to be incorporated by reference into the Prospectus Supplement.

Upon a new annual information form and the related annual consolidated financial statements being filed by us with the appropriate securities regulatory authorities during the currency of this Prospectus, the previous annual information form, audited consolidated annual financial statements and all unaudited condensed consolidated interim financial reports, material change reports, and all Prospectus Supplements filed by us prior to the commencement of our fiscal year in which the new annual information form and the related annual consolidated financial statements is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers of Securities hereunder. Upon a management information circular in connection with an annual meeting being filed by us with the appropriate securities regulatory authorities during the currency of this Prospectus, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers of Securities hereunder.

References to our website in any documents that are incorporated by reference into this Prospectus and any Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus or any Prospectus Supplement, and we disclaim any such incorporation by reference.

THE COMPANY

The Company is a junior mineral exploration stage company in the business of acquiring, exploring and evaluating mineral resource properties. The Company is currently focused on further exploration and development of its 100% owned, early exploration stage Moss gold project (“Moss Gold Project”) located in northwestern Ontario, Canada, approximately 110 km west of the city of Thunder Bay.

The Moss Gold Project is subject to a National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report titled “Technical Report and Updated Mineral Resource Estimate for the Moss Gold Project, Ontario, Canada” (the “Moss Gold Technical Report”), prepared by Michael Dufresne, M.Sc., P.Geol., P.Geo. and Warren Black, M.Sc., P.Geo., each a “qualified person” as defined under NI 43-101, dated March 20, 2024, with an effective date of January 31, 2024 and prepared for the Company, as filed on SEDAR+ at www.sedarplus.ca.

Further information regarding the Company and the Moss Gold Project, see the AIF and other documents incorporated by reference in this Prospectus available under the Company’s SEDAR+ profile at www.sedarplus.ca.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Company on a consolidated basis, since December 31, 2024, except that, subsequent to such date: (i) the Company issued 16,169,421 Common Shares pursuant to the exercise of Warrants; (ii) the Company issued 1,090,224 Common Shares pursuant to the exercise of Compensation Options; (iii) the Company issued 100,000 Common Shares pursuant to the exercise of Options; and (iii) the Board granted 500,000 incentive stock options and 250,000 RSUs to a certain officer of the Company pursuant to the Company’s omnibus incentive plan.

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement, we currently expect to use the net proceeds from the sale of Securities offered hereby to fund ongoing work programs to advance the Company’s mineral properties, to pursue other exploration and development opportunities, whether through direct or indirect acquisitions of properties, applications for mineral title rights or otherwise, and for working capital and general corporate purposes. Any specific allocation of the net proceeds of an Offering to a specific purpose will be determined at the time of the Offering and will be described in the relevant Prospectus Supplement. The Company generates no operating revenue from the exploration activities on its property interests and has negative cash flow from operating activities. The Company anticipates that it will continue to have negative cash flow until such time that commercial production is achieved at the Company’s mineral properties. To the extent that the Company has negative cash flows in future periods in excess of net proceeds from the sale of Securities, it may need to deploy a portion of net proceeds from the sale of Securities to fund such negative cash flow

There may be circumstances where, based on results obtained or for other sound business reasons, a reallocation of funds may be necessary or prudent. Accordingly, management of the Company will have broad discretion in the application of the net proceeds of an offering of Securities. The actual amount that the Company spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under “Risk Factors” in this Prospectus and in the documents incorporated by reference herein and any other factors set forth in the applicable Prospectus Supplement. The Company may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus.

The Company will not receive any proceeds from any sale of Securities by the Selling Securityholders.

PLAN OF DISTRIBUTION

The Company may, from time to time, offer for sale and issue Securities, and the Selling Securityholders may, from time to time, offer for sale Securities, during the 25-month period that this Prospectus remains valid. We may issue and sell up to $150,000,000, in the aggregate, of Securities.

The Company may sell the Securities, and the Selling Securityholders may sell the Securities, separately or together, to or through underwriters or dealers and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Company from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution.

The Company or the Selling Securityholders may agree to pay the underwriters, dealers or agents a commission for various services relating to the issue and sale of any Securities offered hereby. Where the Company pays such commission, it will be paid out of the general corporate funds of the Company. Where the Selling Securityholders pay such commission, the source of such commission will be set out in the applicable Prospectus Supplement.

If, in connection with the offering of Securities at a fixed price or prices, the underwriters, dealers or agents have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to the Company or the Selling Securityholders.

Only underwriters, dealers or agents named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with such Securities offered by that Prospectus Supplement.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company or the Selling Securityholders to indemnification by the Company or the Selling Securityholders against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company or the Selling Securityholders in the ordinary course of business.

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, subject to limitations imposed by, and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on a securities exchange. In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers or agents may, subject to applicable law, over-allot or effect transactions which are intended to stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriter’s, dealer’s or agent’s over-allocation position acquires those Securities under this Prospectus, as supplemented by any Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the over allotment option or secondary market purchases.

Unless otherwise specified in the applicable Prospectus Supplement, the Warrants, Subscription Receipts and Units will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Warrants, Subscription Receipts and Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Warrants, Subscription Receipts and Units in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

SELLING SECURITYHOLDERS

The terms under which any Securities will be offered by the Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of Securities by a Selling Securityholder will include, without limitation, where applicable: (i) the name(s) of the Selling Securityholder(s); (ii) the number of Securities owned, controlled or directed by a Selling Securityholder; (iii) the number of Securities being distributed for the account of a Selling Securityholder; (iv) the number of Securities to be owned, controlled or directed by a Selling Securityholder after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities; (v) whether the Securities are owned by a Selling Securityholder, both of record and beneficially, of record only or beneficially only; (vi) if a Selling Securityholder purchased any of the Securities held by it in the 24 months preceding the date of the Prospectus Supplement, the date or dates on which a Selling Securityholder acquired the Securities; and (vii) if a Selling Securityholder acquired the Securities held by it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to a Selling Securityholder in the aggregate and on a per security basis; and (viii) all other information that is required to be included in the applicable Prospectus Supplement.

DESCRIPTION OF SECURITIES

Common Shares

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value, of which 352,975,292 Common Shares are issued and outstanding as at the date of this Prospectus.

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each Common Share shall confer the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The Common Shares do not carry any pre-emptive, subscription, redemption, retraction, conversion or exchange rights, nor do they contain any sinking or purchase fund provisions. The holders of the Common Shares, subject to the prior rights, if any, of any other class of Common Shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company on a pro rata basis.

Warrants

The Company may issue Warrants to purchase Common Shares. Warrants may be issued independently or together with other Securities and may be attached to or separate from those Securities. Warrants will be issued under one or more warrant indentures, to be entered into between the Company and one or more banks or trust companies acting as warrant agent, to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Warrants. A copy of any warrant indenture or supplemental warrant indenture relating to an offering of Warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions after we have entered into it.

The following description sets forth certain general terms and provisions of the Warrants and is not intended to be complete. You should read the particular terms of the Warrants that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant indenture and the Prospectus Supplement describing such warrant indenture. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Warrants being offered.

Any Prospectus Supplement relating to any Warrants the Company offers will describe the terms of the Warrants and include specific terms relating to their Offering. This description will include, where applicable:

•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

•	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share, or (iii) the expiry of the Warrants;

•	whether we will issue fractional shares;

•	whether we have applied to list the Warrants on a stock exchange;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	material Canadian federal income tax consequences of owning the Warrants; and

•	any other material terms or conditions of the Warrants.

The holders of Warrants will not be shareholders of the Company. Holders of Warrants are entitled only to receive the securities subject to the Warrants on satisfaction of the conditions provided in the warrant indenture or supplemental warrant indenture.

Subscription Receipts

The Company may issue Subscription Receipts that will entitle holders to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants, Units or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”), to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent. A copy of any Subscription Receipt Agreement will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions after we have entered into it.

The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. You should read the particular terms of the Subscription Receipts that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Subscription Receipts being offered.

Any Prospectus Supplement relating to any Subscription Receipts the Company offers will describe the terms of the Subscription Receipts and include specific terms relating to their Offering. All such terms will comply with the requirements of the TSXV relating to Subscription Receipts. This description will include, where applicable:

•	the designation and aggregate number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	the currency or currencies in which the Subscription Receipts will be offered;

•	the designation, number and terms of the Common Shares, Warrants, Units or any combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

•	the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Warrants, Units or any combination thereof;

•	the procedures for the issuance and delivery of the Common Shares, Warrants, Units or any combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants, Units or any combination thereof upon satisfaction of the Release Conditions;

•	the identity of the Escrow Agent;

•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, Warrants, Units or any combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

•	if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

•	procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•	any entitlement of the Company to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•	whether the Company will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;

•	whether the Company will issue the Subscription Receipts as bearer securities, registered securities or both;

•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants or other securities of the Company, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	whether the Company has applied to list the Subscription Receipts on a stock exchange;

•	material Canadian federal tax consequences of owning the Subscription Receipts; and

•	any other material terms or conditions of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants, Units or any combination thereof on satisfaction of the conditions provided in the Subscription Receipt Agreement, including the satisfaction of any cash payment provided in the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Units

The Company may issue Units consisting of one or more Common Shares, Warrants, Subscription Receipts or any combination of such Securities. You should read the particular terms of the Units that are offered by us, which will be described in more detail in any applicable Prospectus Supplement.

Any Prospectus Supplement relating to any Units the Company offers will describe the terms of the Units and include specific terms relating to their Offering. This description will include, where applicable:

•	the designation and aggregate number of Units being offered;

•	the price at which the Units will be offered;

•	the designation and terms of the Units and the applicable Securities included in the Units;

•	the description of the terms of any agreement governing the Units;

•	any provision for the issuance, payment, settlement, transfer or exchange of the Units;

•	the date, if any, on and after which the Units may be transferable separately;

•	whether we have applied to list the Units on a stock exchange;

•	material Canadian federal tax consequences of owning the Units;

•	how, for federal income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities; and

•	any other material terms or conditions of the Units.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain material Canadian federal income tax considerations generally applicable to investors described therein of acquiring, owning and disposing of any of the Securities offered thereunder. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisers with respect to their own particular circumstances.

PRIOR SALES

Information in respect of Common Shares that we issued within the previous 12-month period, and in respect of securities that are convertible or exchangeable into Common Shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

MARKET FOR SECURITIES

The outstanding Common Shares are listed and posted for trading on the TSXV under the symbol “GSHR”, on the Frankfurt Exchange under the symbol “8X00” and on the OTCQB under the symbol “GSHRF”. Trading prices and volumes of the Common Shares for the previous 12-month period will be provided in each Prospectus Supplement.

RISK FACTORS

An investment in Securities of the Company is subject to certain risks, which should be carefully considered by prospective investors before purchasing such Securities. In addition to the other information set out below and elsewhere in this Prospectus (including, without limitation, the documents incorporated by reference in this Prospectus), investors should carefully review the risk factors set forth in any applicable Prospectus Supplement. Any one of such risk factors could materially affect the Company’s business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements and information relating to the Company. Additional risks and uncertainties not currently identified by the Company or that the Company currently believes not to be material also may materially and adversely affect the Company’s business, financial condition, operations or prospects. Investors should carefully consider the risks described under the heading “Risk Factors” in the Company’s current annual information form, the risk factors described in the Company’s current annual and/or interim management’s discussion and analysis, as applicable, and the risk factors set forth in any applicable Prospectus Supplement. See “Documents Incorporated by Reference”.

No Market for the Securities

There is currently no trading market for any Warrants, Subscription Receipts or Units that may be offered. No assurance can be given that an active or liquid trading market for these Securities will develop or be sustained. If an active or liquid market for these Securities fails to develop or be sustained, the prices at which these Securities trade may be adversely affected. Whether or not these Securities will trade at lower prices depends on many factors, including liquidity of these Securities, prevailing interest rates and the markets for similar securities, the market price of the Company, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

Discretion in the Use of Proceeds

Management will have broad discretion concerning the use of the net proceeds from the offering of any Securities, as well as the timing of their expenditures. Depending on a number of factors, the intended use of proceeds from the offering of any Securities may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the offering of any Securities. Management may use the net proceeds from the offering of any Securities in ways that an investor may not consider desirable if they believe it would be in the best interests of the Company to do so. The results and the effectiveness of the application of proceeds from an Offering of any Securities are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may suffer.

No Revenue and Negative Cash Flow

The Company has negative cash flow from operating activities and does not currently generate any revenue. The Company has not commenced development or commercial production on any property. There can be no assurance that significant losses will not occur in the near future or that the Company will be profitable in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as a result of the consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company’s properties. The Company expects to continue to incur losses unless and until such time as it enters into commercial production and generates sufficient revenues to fund its continuing operations. The development of the Company’s properties will require the commitment of substantial resources to conduct time-consuming exploration and development. There can be no assurance that the Company will ever generate positive operating cash flow or achieve profitability.

Capital Resources

Historically, capital requirements have been primarily funded through the sale of Common Shares or other securities of the Company. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Company’s mineral properties, the state of debt and equity markets, and investor perceptions and expectations of the global minerals markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company. Based on the amount of funding raised, the Company’s planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

Inflationary Pressures

General inflationary pressures may affect labor and other costs, which could have a material adverse effect on the Company’s financial condition, results of operations and the capital expenditures required to advance the Company’s business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Company’s business, results of operations, cash flow, financial condition and the price of the Company’s securities.

Global Economy Risk

The volatility of global capital markets, including the general economic slowdown in the mining sector, over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management. If these levels of volatility persist or if there is a further economic slowdown, the Company’s operations, the Company’s ability to raise capital and the trading price of the Company’s securities could be adversely impacted.

Dilution from Further Financings

The Company may sell additional equity securities or convertible debt securities in subsequent offerings and may issue additional equity securities or convertible debt securities to finance operations, development, exploration, acquisitions and other projects. If the Company raises additional funding by issuing additional equity securities or convertible debt securities, such financings may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Active Liquid Market for and Market Price of Common Shares

There can be no assurance that an active market for the Common Shares will be sustained after an offering of Securities. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance, underlying asset values or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. There can be no assurance that continual fluctuations in the market price of the Common Shares will not occur.

It may be anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of or developments with respect to the Company. The value of the Common Shares may be affected by such volatility. The market price of the Common Shares is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuations and the Company’s financial condition and results of operations as reflected in the Company’s continuous disclosure. Further, the market price for the Common Shares may increase or decrease in response to a number of events and factors, including the performance of competitors and other similar companies, public reaction to the Company’s public announcements and public filings with securities regulatory authorities, recommendations by research analysts who track the Company’s securities or other companies in the resource sector, changes in general economic and/or political conditions, the arrival or departure of key personnel, the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements” and acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

As a result of any of these factors, the market price for the Common Shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Company could in the future be the target of similar litigation and such litigation could result in substantial costs and damages and divert management’s attention and resources, all of which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Realization of Strategy

As part of its strategy, the Company will continue existing efforts to locate and develop exploration properties with the goal of developing producing mines. A number of risks and uncertainties are associated with such properties and the Company may not realize the benefits anticipated. The acquisition and development of new mining properties is subject to uncertainties relating to capital and other costs and is subject to numerous risks, including financing, political, regulatory, design, construction, labour, operating, technical and technological risks. The failure to develop one or more of these properties successfully could have an adverse effect on the Company’s financial position and results of operations.

Going Concern Risks

The Company’s ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company’s ability to continue exploration and, if applicable, development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates. The amounts attributed to the Company’s mineral properties in the Company’s consolidated financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. The Company will require additional financing for the upcoming financial year in order to maintain its operations and exploration activities. Management has applied judgment in the assessment of the Company’s ability to continue as a going concern, considering all available information, and concluded that the going concern assumption is appropriate for a period of at least twelve months following the date of this Prospectus.

No History of Earnings

The Company has no history of earnings or of a return on investment, and there is no assurance that the Company’s mineral properties or any other property or business that the Company may acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future. The Company has no capacity to pay dividends at this time and no plans to pay dividends for the foreseeable future.

INTERESTS OF EXPERTS

Information of a scientific or technical nature included or incorporated by reference in this Prospectus is based on the Moss Gold Technical Report prepared by Michael Dufresne, M.Sc., P.Geol., P.Geo. and Warren Black, M.Sc., P.Geo., each a “qualified person” as defined under NI 43-101 and supplemented by work completed by the Company subsequent to the Moss Gold Technical Report’s filing.

None of the foregoing persons, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the Company’s property or the property of any of the Company’s associates or affiliates. To the Company’s knowledge, the foregoing persons held an interest in either less than 1% or none of the Company’s securities or the securities of any associate or affiliate of the Company at the time of preparation of the Moss Gold Technical Report and after the preparation of the Moss Gold Technical Report, and they did not receive any direct or indirect interest in any of the Company’s securities or the securities of any associate or affiliate of the Company in connection with the preparation of the above mentioned report. None of the aforementioned persons nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Peter Flindell, P.Geo., MAusIMM, MAIG, Vice-President, Exploration of the Company and a “qualified person” as defined under NI 43-101 has reviewed and approved the scientific and technical disclosure contained in this Prospectus. Mr. Flindell is not independent of the Company by virtue of his current employment with the Company. As of the date hereof, Mr. Flindell holds 1,104,087 Common Shares, 3,300,000 Options and 200,000 RSUs.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Davidson & Company LLP, Chartered Professional Accountants, is the auditor of the Company and has advised the Company that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

The transfer agent and registrar for the Common Shares is Odyssey Trust Company at its principal offices in Vancouver, British Columbia.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to a specific offering of Securities, certain legal matters in connection with the offering of the Securities will be passed upon on behalf of the Company by DuMoulin Black LLP. As of the date hereof, the principal and employees of DuMoulin Black LLP collectively own, directly or indirectly, less than 1% of the Company’s securities.

STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if a prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if a prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Company, including Warrants and Subscription Receipts if offered separately, will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying Securities, in addition to the amount paid on initial purchase, the amount paid on conversion in the event that this Prospectus, the relevant Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia) and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

In an offering of Securities which are convertible, exchangeable or exercisable into other securities of the Company, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the Securities which are convertible, exchangeable or exercisable into other securities of the Company are offered to the public under the Prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal advisor.

In addition, to the extent that we file a Prospectus Supplement to qualify the Common Shares issuable upon conversion of any special warrants that we may in the future issue (“Special Warrants”), we will grant to each holder of a Special Warrant a contractual right of rescission of the prospectus-exempt transaction under which the Special Warrant was initially acquired. The contractual right of rescission will provide that if a holder of a Special Warrant who acquires Common Shares of the Company on exercise of the Special Warrant as provided for in this Prospectus is, or becomes, entitled under the securities legislation of a jurisdiction to the remedy of rescission because of the Prospectus or an amendment to the Prospectus containing a misrepresentation, (a) the holder is entitled to rescission of both the holder’s exercise of its Special Warrant and the private placement transaction under which the Special Warrant was initially acquired, (b) the holder is entitled in connection with the rescission to a full refund of all consideration paid to the agent or Company, as the case may be, on the acquisition of the Special Warrant, and (c) if the holder is a permitted assignee of the interest of the original Special Warrant subscriber, the holder is entitled to exercise the rights of rescission and refund as if the holder was the original subscriber.

CERTIFICATE OF THE COMPANY

Dated: May 13, 2025

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces and territories other than Quebec.

“Michael Henrichsen”	“Erica Borgstrom”
MICHAEL HENRICHSEN President, Chief Executive Officer and Director	ERICA BORGSTROM Chief Financial Officer & Corporate Secretary

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanna Pearson”	“Kyle Hickey”
JOANNA PEARSON Director	KYLE HICKEY Director